SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silver Bay Realty Trust Corp.

(Name of Issuer)

$0.01 Par Value Common Stock

(Title of Class of Securities)

82735Q 102

(CUSIP Number)

Rebecca B. Sandberg, Esq.

Secretary and Deputy General Counsel

c/o Two Harbors Investment Corp.

601 Carlson Parkway, Suite 150

Minnetonka, Minnesota 55305

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 82735Q 102	13D

(1)	Name of reporting persons Two Harbors Investment Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0312904
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,824,647
	(9)	Sole dispositive power 0
	(10)	17,824,647
(11)	Aggregate amount beneficially owned by each reporting person 17,824,647
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 47.8%
(14)	Type of reporting person CO

CUSIP No. 82735Q 102	13D

(1)	Name of reporting persons Two Harbors Operating Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0312904
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,824,647
	(9)	Sole dispositive power 0
	(10)	17,824,647
(11)	Aggregate amount beneficially owned by each reporting person 17,824,647
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 47.8%
(14)	Type of reporting person OO

CUSIP No. 82735Q 102	13D

(1)	Name of reporting persons Two Harbors Asset I, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0312904
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,824,647
	(9)	Sole dispositive power 0
	(10)	17,824,647
(11)	Aggregate amount beneficially owned by each reporting person 17,824,647
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 47.8%
(14)	Type of reporting person OO

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”) relates to the $0.01 par value common stock (the “Common Stock”) of Silver Bay Realty Trust Corp., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 601 Carlson Parkway, Suite 250, Minnetonka, Minnesota 55305.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by:

(i) Two Harbors Investment Corp. (“Two Harbors”);

(ii) Two Harbors Operating Company LLC (“Two Harbors LLC”); and

(iii) Two Harbors Asset I, LLC (“Asset I”; together with Two Harbors and Two Harbors LLC, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Two Harbors is a public reporting company and owns 100% of the equity interests of Two Harbors LLC and is its sole manager. Two Harbors LLC owns 100% of the equity interests of Asset I and is its sole manager. Asset I is the record owner of 17,824,647 shares of common stock of the Issuer, representing 47.8% of the outstanding common stock of the issuer

(b) The address of each of the Reporting Persons is 601 Carlson Parkway, Suite 150 Minnetonka, Minnesota, 55305.

(c) Two Harbors is a Maryland corporation, and its business is focused primarily on investing, financing and managing residential mortgage-backed securities, but it has also invested, to a limited extent, in other real estate related assets such as its investments in single-family properties beginning in 2012. Two Harbors LLC is a Delaware limited liability company and its business is to hold equity interests in its subsidiaries. Asset I is a Delaware limited liability company and its business is to conduct a significant portion of the business of Two Harbors and is the record owner of 17,824,647 of Common Stock.

(d) – (e) During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of Two Harbors has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Two Harbors LLC entered into a Contribution Agreement (the “Contribution Agreement”) dated as of December 4, 2012 among the Issuer, Silver Bay Operating Partnership L.P., a subsidiary of Silver Bay (“Operating Partnership”), Two Harbors LLC and, for certain limited purposes, Two Harbors, pursuant to which Two Harbors LLC agreed to contribute all of the equity interests in Two Harbors Property Investment LLC (“Two Harbors Property”) to the Issuer and take certain other actions in connection with the formation transactions contemplated to occur simultaneously with the closing of the Issuer’s initial public offering (“IPO”).

As of December 4, 2012, Two Harbors Property and its wholly owned subsidiaries owned a portfolio of over 2,200 single-family properties. Two Harbors Property continued to acquire additional properties until the completion of the Issuer’s IPO. Two Harbors also contributed $50 million in cash (the “Acquisition Cash”) to Two Harbors Property for the purpose of making such acquisitions and to fund ongoing renovation costs.

On December 19, 2012, the Issuer’s IPO closed. Accordingly, Two Harbors LLC contributed its interest in Two Harbors Property to the Issuer in accordance with the terms of the Contribution Agreement and received in exchange therefore 17,824,647 of the Issuer’s Common Stock and other consideration. Two Harbors LLC directed the shares of Common Stock to be delivered to and registered in the name of Asset I in connection with the closing.

In connection with the Contribution Agreement, Two Harbors and the Issuer entered into a Director Designation Agreement, which allows the independent directors of Two Harbors to designate two individuals for nomination for election to the Issuer’s board of directors. Two directors were designated by the independent directors of Two Harbors and the designees became members of the Issuer’s board of directors upon the closing of the IPO. Two Harbors also has the right to re-designate such individuals, or to designate other qualifying individuals in their stead, for nomination for election to the Issuer’s board of directors, to serve until the 2014 annual meeting of the Issuer’s stockholders.

On December 19, 2012, certain Covered Persons acquired with personal funds, beneficial ownership of the Issuer’s Common Stock through the Issuer’s directed share program at the initial public offering price of $18.50 per share of Common Stock, as noted on Schedule I attached hereto, with the exception of Stephen Kasnet and William Johnson, who received their shares as compensation for serving as directors of Silver Bay Realty Trust Corp.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Stock reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons to the Issuer in connection with the IPO.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Common Stock received by the Reporting Persons is subject to a 90-day lock-up period following the closing of the IPO, after which Two Harbors may, subject to the discretion and approval of its Board of Directors and in compliance with applicable securities laws, hold, sell or otherwise dispose of the shares, which may include a distribution of the shares by means of a special dividend to Two Harbors’ stockholders.

(b) None.

(c) None.

(d) The Reporting Persons intend to continue designating two directors pursuant to the Director Designation Agreement.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Two Harbors stockholders the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) — (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 37,328,213 shares issued and outstanding as of the closing of the IPO) are as follows:

Two Harbors

(a) Amount beneficially owned: 17,824,647 shares Percentage: 47.8%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 17,824,647 shares

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 17,824,647 shares

Two Harbors LLC

(a) Amount beneficially owned: 17,824,647 shares Percentage: 47.8%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 17,824,647 shares

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 17,824,647 shares

Asset I

(a) Amount beneficially owned: 17,824,647 shares Percentage: 47.8%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 17,824,647 shares

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 17,824,647 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons hereby reference the disclosures contained in Item 4 of this Schedule 13D regarding the Contribution Agreement and Director Designation Agreement and make the following additional disclosures:

Registration Rights Agreement

The Issuer has agreed to file not later than 30 days after the closing of the IPO a “shelf” registration statement with respect to the resale of the Common Stock held by the Reporting Persons. The Issuer has agreed to maintain the effectiveness of the shelf registration statement for one year following the date it has been declared effective.

Lock-up Agreement

Pursuant to a Lock-Up Agreement which was entered into by the Issuer and the underwriters in connection with the Issuer’s IPO, Two Harbors has agreed not to dispose of the Common Stock held by the Reporting Persons for a period of 90 days following the pricing of the IPO, which occurred on December 13, 2012, without the prior written consent of the representatives of the underwriters, subject to extension in certain circumstances.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Joint Filing Agreement (filed herewith)

Exhibit B:	Contribution Agreement dated as of December 4, 2012 among Silver Bay Realty Trust Corp., Silver Bay Operating Partnership L.P., Two Harbors Operating Company LLC, and for certain limited purposes Two Harbors Investment Corp. (incorporated by reference from Exhibit 99.1 to Two Harbors Form 8-K filed on December 6, 2012)

Exhibit C	Director Designation Agreement between Silver Bay Realty Trust Corp. and Two Harbors Investment Corp. (incorporated by reference from Exhibit 10.7 to Silver Bay Realty Trust Corp.’s Amendment No. 3 to Form S-11 filed on November 23, 2012)

Exhibit D	Registration Rights Agreement between Silver Bay Realty Trust Corp. and Two Harbors Investment Corp. and certain other holders (incorporated by reference from Exhibit 10.5 to Silver Bay Realty Trust Corp.’s Amendment No. 3 to Form S-11 filed on November 23, 2012)

Exhibit E	Lock-Up Agreement (incorporated by reference from Exhibit 1.1 to Silver Bay Realty Trust Corp.’s Amendment No. 5 to Form S-11 filed on December 12, 2012)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 20, 2012

TWO HARBORS INVESTMENT CORP.

By:	/s/ Thomas Siering
Name:	Thomas Siering,
Title:	Chief Executive Officer and President

TWO HARBORS OPERATING COMPANY LLC

By Two Harbors Investment Corp., its sole manager,

By:	/s/ Thomas Siering
Name:	Thomas Siering,
Title:	Chief Executive Officer and President

TWO HARBORS ASSET I, LLC

By Two Harbors Operating Company LLC, its sole manager,

By Two Harbors Investment Corp., its sole manager,

By:	/s/ Thomas Siering
Name:	Thomas Siering,
Title:	Chief Executive Officer and President

Schedule I

Directors of Two Harbors Investment Corp.

Mark D. Ein

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Investor

Citizenship: USA

William W. Johnson

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Partner and Deputy Head of Asset Management at Perella Weinberg Partners

Citizenship: USA

Amount beneficially owned: 2,361*

Stephen G. Kasnet

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 3,069*

Peter Niculescu

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Partner and Head of Fixed Income Advisory at CMRA

Citizenship: USA

W. Reid Sanders

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Investor

Citizenship: USA

Hope B. Woodhouse

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Retired

Citizenship: USA

Thomas Siering

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 25,000*

Brian C. Taylor

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 25,000*

Executive Officers of Two Harbors Investment Corp.

Thomas Siering (see above)

Steven Kuhn

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 50,000*

William Roth

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 27,000*

Brad Farrell

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Chief Financial Officer

Citizenship: USA

Timothy O’Brien

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: General Counsel

Citizenship: USA

Amount beneficially owned: 1,250*

Rebecca B. Sandberg

c/o Two Harbors Investment Corp.

601 Carlson Parkway

Suite 150

Minnetonka, Minnesota, 55305

Principal Occupation: Secretary and Deputy General Counsel

Citizenship: USA

Two Harbors Operating Company LLC

Two Harbors Investment Corp. is the sole manager of Two Harbors Operating Company LLC.

Two Harbors Asset I, LLC

Two Harbors Operating Company LLC is the sole manager of Two Harbors Asset I, LLC.

*	Common Stock was acquired pursuant to Silver Bay Realty Trust Corp.’s directed share program.